                              FORM 11-K




               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934
             For the Plan period ended December 31, 1996


                     Commission File Number 1-812



                   UNITED TECHNOLOGIES CORPORATION
                        EMPLOYEE SAVINGS PLAN
                       (Full title of the plan)



                   UNITED TECHNOLOGIES CORPORATION
                         One Financial Plaza
                     Hartford, Connecticut  06101
          (Name of issuer of the securities held pursuant to
     the plan and the address of its principal executive office)

     FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
                        EMPLOYEE SAVINGS PLAN

                  REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the United Technologies Corporation
  Employee Savings Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Employee Savings Plan at December 31, 1996 and December 31, 1995, and the changes in net assets available for benefits for the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE  LLP
Hartford, Connecticut
June 26, 1997

                        UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                 Statement of Net Assets Available for Benefits With Fund Information
                                          December 31, 1996
                              (Thousands of Dollars, except unit value)
                                                                 UTC                                                   Funds
                                      Income        Equity      Stock        Global        Loan          ESOP        Combined
                                       Fund          Fund        Fund         Fund         Fund          Fund

Assets:
  Investments:
Beneficial interests in
  contracts issued by insurance
  companies, at cost plus accrued
  interest                          $ 2,920,121   $        -   $        -   $        -   $        -   $         -   $2,920,121
Beneficial interests in Bankers
  Trust Company Pyramid Fixed
  Income Index Fund, at market                -            -            -       34,139            -             -       34,139
Beneficial interests in Bankers
  Trust Company Pyramid Equity
  Index Fund, at market                       -      654,420            -       39,834            -             -      694,254
Beneficial interests in Bankers
  Trust Company Pyramid
  International Securities Index
  Fund, at market                             -            -            -       44,878            -             -       44,878
United Technologies Corporation
  Common Stock, at market                     -            -      328,760            -            -             -      328,760
United Technologies Corporation
  ESOP Preferred Stock, at market             -            -            -            -            -     1,758,882    1,758,882
Participant loans, at cost                    -            -            -            -       53,658             -       53,658
Temporary investments, at cost
  plus accrued interest                     121            -           34            -            -         1,512        1,667
Total Investments                     2,920,242      654,420      328,794      118,851       53,658     1,760,394    5,836,359

Contributions and fund and plan
  transfers receivable                    1,191          285          742           63          361             -        2,642
Accrued ESOP contribution
  receivable                                  -            -            -            -            -        80,132       80,132
Total Assets                          2,921,433      654,705      329,536      118,914       54,019     1,840,526    5,919,133

Liabilities:
 Contributions and fund and plan
  transfers payable                          20          269            -          404            -           780        1,473
 Loans payable, net                         348         (155)         504          (31)        (199)            -          467
 Accrued interest on ESOP debt
  and notes payable                           -            -            -            -            -         2,452        2,452
 ESOP debt                                    -            -            -            -            -       445,300      445,300
 Notes payable to United
  Technologies Corporation                    -            -            -            -            -        79,233       79,233
Total Liabilities                           368          114          504          373         (199)      527,765      528,925

Net Assets Available for
  Benefits                          $ 2,921,065   $  654,591   $  329,032   $  118,541   $   54,218   $ 1,312,761   $5,390,208

Units of participation              511,545,534   41,549,958   30,372,710   57,356,443   54,218,000   258,588,435

Unit value                          $      5.71   $    15.75   $    10.83   $     2.07   $     1.00   $      5.08







The accompanying notes are an integral part of these financial statements.

                        UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                 Statement of Net Assets Available for Benefits With Fund Information
                                          December 31, 1995
                              (Thousands of Dollars, except unit value)
                                                                 UTC                                                  Funds
                                      Income        Equity      Stock        Global         Loan        ESOP        Combined
                                       Fund          Fund        Fund         Fund          Fund        Fund

Assets:
  Investments:
Beneficial interests in
  contracts issued by insurance     $ 2,862,117   $        -   $        -   $        -   $        -   $         -   $2,862,117
  companies, at cost plus accrued
  interest
Beneficial interests in Bankers
  Trust Company Pyramid Fixed
  Income Index Fund, at market                -            -            -       26,777            -             -       26,777
Beneficial interests in Bankers
  Trust Company Pyramid Equity
  Index Fund, at market                       -      479,711            -       33,752            -             -      513,463
Beneficial interests in Bankers
  Trust Company Pyramid
  International Securities Index
  Fund, at market                             -            -            -       31,132            -             -       31,132
United Technologies Corporation
  Common Stock, at market                     -            -      195,627            -            -             -      195,627
United Technologies Corporation
  ESOP Preferred Stock, at market             -            -            -            -            -     1,271,994    1,271,994
Participant loans, at cost                    -            -            -            -       50,436             -       50,436
Temporary investments, at cost
  plus accrued interest                     121            8        4,758            6            -           430        5,323
Total Investments                     2,862,238      479,719      200,385       91,667       50,436     1,272,424    4,956,869

Contributions and fund and plan
  transfers receivable                      921        4,990        3,138        2,799          326             -       12,174
Accrued ESOP contribution
  receivable                                  -            -            -            -            -        90,046       90,046
Total Assets                          2,863,159      484,709      203,523       94,466       50,762     1,362,470    5,059,089

Liabilities:
 Contributions and fund and plan
  transfers payable                       9,541            -            -            -            -             -        9,541
 Loans payable, net                       2,088          706          646          168          482             -        4,090
 Accrued interest on ESOP debt
  and note payable                            -            -            -            -            -         2,508        2,508
 ESOP debt                                    -            -            -            -            -       481,600      481,600
 Note payable to United
  Technologies Corporation                    -            -            -            -            -        83,733       83,733
 Accrued investment purchases                 -            -            -          936            -             -          936
Total Liabilities                        11,629          706          646        1,104          482       567,841      582,408

Net Assets Available for Benefits   $ 2,851,530   $  484,003   $  202,877   $   93,362   $   50,280   $   794,629   $4,476,681



Units of participation              537,129,738   37,844,580   26,614,066   50,182,173   50,280,000   170,235,991

Unit value                          $      5.31   $    12.79   $     7.62   $     1.86   $     1.00   $      4.67




The accompanying notes are an integral part of these financial statements.

                        UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
           Statement of Changes in Net Assets Available for Benefits With Fund Information
                                    Period Ended December 31, 1996
                                        (Thousands of Dollars)
                                                                 UTC                                                  Funds
                                      Income        Equity      Stock         Global        Loan         ESOP        Combined
                                       Fund          Fund        Fund          Fund         Fund         Fund
Additions to net assets
  attributed to:
  Investment Income:
Net appreciation in fair value
  of investments                    $         -   $  119,932   $   85,746   $   12,098   $        -   $   490,615   $  708,391
Interest                                208,056            6          255            7        4,078           288      212,690
Dividends                                     -            -        5,083            -            -        64,083       69,166
Total Investment Income                 208,056      119,938       91,084       12,105        4,078       554,986      990,247

  Contributions:
Participants'                            82,760       38,773       12,013       11,006            -             -      144,552
Employer's                                  142           34            7            8            -        31,751       31,942
  Total Contributions                    82,902       38,807       12,020       11,014            -        31,751      176,494

Repayments on loans                      16,679        5,688        2,019        1,472      (25,858)            -            -

Deductions from net assets
  attributed to:
Distributions to participants           154,651       20,382        9,910        3,618        2,990        16,387      207,938
Loans to participants                    18,052        6,232        2,892        1,523      (28,699)            -            -
Interest expense                              -            -            -            -            -        45,232       45,232
  Total Deductions                      172,703       26,614       12,802        5,141      (25,709)       61,619      253,170

Inter-fund and inter-plan
  transfers                             (65,399)      32,769       33,834        5,729            9        (6,986)         (44)

Net Increase                             69,535      170,588      126,155       25,179        3,938       518,132      913,527

Net Assets Available for
  Benefits December 31, 1995          2,851,530      484,003      202,877       93,362       50,280       794,629    4,476,681

Net Assets Available for
  Benefits December 31, 1996        $ 2,921,065   $  654,591   $  329,032   $  118,541   $   54,218   $ 1,312,761   $5,390,208






The accompanying notes are an integral part of these financial statements.







        UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN

                    Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

General.  The United Technologies Corporation (UTC) Employee Savings Plan (the
Plan) is a defined contribution savings plan administered by UTC. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Generally, non-represented employees in participating business units of United Technologies Corporation (UTC) are eligible to participate in the Plan after completing one year of service. The following is a brief description of the Plan. For more complete information, participants should refer to the plan document which is available from UTC.

Contributions and Vesting. Participants may elect to contribute, through payroll deductions, between 2 and 16 percent of their total compensation. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan.

UTC has established a leveraged Employee Stock Ownership Plan (ESOP) to fund the employer matching contributions to the Plan. The ESOP is primarily invested in UTC Series A ESOP Convertible Preferred Stock. UTC will match 60 percent of a participant's contributions, up to specified limits, in ESOP Preferred Stock (See Note 4). However, participants who have reached at least age 55 and have completed at least 10 years of continuous service may direct up to 50 percent, in multiples of 25 percent, of their ESOP account balances and future employer contributions to be invested in the other investment funds offered through the Plan. Generally, employer contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) UTC's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested amounts are used to reduce future UTC contributions. For the period ended December 31, 1996, approximately $ 236,000 of forfeitures were used to fund UTC's contributions.

Investment Options. Participants may elect to allocate the contributions in any whole percentage among the following funds. Participants are permitted to transfer their accounts between investment funds once per quarter in any whole percentage.

 . The Income Fund is invested in contracts issued by five insurance companies.

 . The Equity Fund is principally invested in the BT Pyramid Equity Index Fund, which is a commingled trust fund managed by Bankers Trust Company (BT), the Trustee, and includes a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks.

 . The UTC Stock Fund consists principally of 4,962,417 and 4,123,840 shares of
  UTC Common Stock at December 31 1996 and 1995, respectively. Share amounts reflect the 2 for 1 stock split effective December 10, 1996.

 . The Global Fund is invested in almost equal proportions in three different funds managed by the Trustee: the BT Pyramid International Securities Index Fund, the BT Pyramid Fixed Income Index Fund and the BT Pyramid Equity Index Fund (as described above). The BT Pyramid International Securities Index
  Fund invests in four other international index funds managed by the Trustee.
  The BT Pyramid Fixed Income Index Fund invests primarily in obligations of the U.S. Government and its agencies and other publicly traded, high-grade domestic debt instruments.

Participant Loans Receivable. Participants with at least two years of plan participation are allowed to borrow up to 50 percent of their vested account balances (excluding the ESOP). Loan amounts can range from $1,000 to $50,000 and must be repaid within 5 years. The loans are secured by the balance in the participant's account and bear interest at Bankers Trust's prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits. Generally, benefits are paid in a lump sum to a terminating participant. A participant terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant's election, the portion of a lump sum distribution attributable to the UTC Stock Fund and ESOP may be paid in shares of UTC Common Stock instead of cash. Distributions in common stock for the period ended December 31, 1996 were approximately $ 1,736,000.

Other. Participants who transfer to a new UTC location with a different savings plan have the option of transferring their account balances in accordance with the provisions of the new savings plan.


NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

Master Trust. The Plan's assets are kept in a Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC and its subsidiaries are combined. Participating plans purchase units of participation in the investment funds based on their monthly contribution to such funds and the unit value of the applicable investment fund at the end of the month. The unit value of each fund is determined at each month end by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds' investments increases the plans' unit values. Distributions to participants reduce the number of participation units held by the plans.

Investment Valuation. Except for the Income Fund, the Plan's investments are stated at fair value. The fair value of the Equity Fund, the UTC Stock Fund, and the Global Fund is determined by the Trustee by reference to published market data. The ESOP Preferred Stock's fair value is the higher of the guaranteed value ($65) or twice the market value of UTC's Common Stock (See Note
4). The Income Fund's investment contracts are stated at contract value which represents contributions plus earnings, less Plan withdrawals.

Plan Expenses. Plan expenses are payable out of Plan assets, unless paid by the employer. The expenses for the 1996 plan year were paid by the employer.

Use of Estimates. The preparation of financial statements requires UTC to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.


NOTE 3 - INVESTMENT CONTRACTS

Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period.  Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies.  This rate, which differs among contracts, takes into account any difference between prior
year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company.  The weighted average rate for 1996 and 1995 were 7.5% and
7.25%, respectively.  The following is a summary of the investment contracts held in the Income Fund and the portion allocable to the Plan:

(Thousands of Dollars)             December 31, December 31,
                                   1996         1995
CIGNA                              $ 1,512,307  $  1,566,944
Aetna                                  457,815       494,944
Travelers                              388,845       432,342
Prudential                             236,966       219,677
Metropolitan Life                      782,764       587,847
                                   $ 3,378,697  $  3,301,754

Amount of the contracts allocable  $ 2,920,121  $  2,862,117 to the Plan

NOTE 4 - EMPLOYEE STOCK OWNERSHIP PLAN

Since 1989, the ESOP has purchased approximately 14.5 million shares of $1.00 par value Series A ESOP Convertible Preferred Stock, with a $4.80 per share annual dividend from UTC. After the December 1996 UTC Common Stock split, each share of ESOP Preferred Stock (ESOP Share) is convertible into two shares of UTC's Common Stock. The ESOP financed the ESOP Share purchases with interest bearing promissory notes. See Notes 5 and 6.

Participants are allocated shares of ESOP Preferred Stock as they earn UTC's matching contributions. For the period ended December 31, 1996, participants were credited with matching contributions of $54.4 million representing approximately 469,000 shares. Additionally, in lieu of receiving cash, participants are allocated ESOP Shares for dividends paid on their shares. During 1996, participants earned dividends of approximately $30.1 million representing approximately 215,600 shares. ESOP Shares allocated are calculated at the higher of twice the month end price of UTC Common Stock or the $65 guaranteed value.

ESOP Shares are released for allocation to participants as principal and interest payments are made on the debt. The ESOP uses the ESOP Shares' cash dividends and additional contributions from UTC to repay the principal and interest. The Employer Contributions presented in the Statement of Changes in Net Assets Available for Benefits include approximately $27.7 million of additional cash contributions from UTC plus $4.0 million of Employer Contributions receivable from UTC at December 31, 1996. The $4.0 million is due to share allocations exceeding share releases during 1996. To the extent that ESOP Shares released through debt service payments are not sufficient to meet the allocation requirement, UTC is required to contribute additional ESOP Shares, UTC Common Stock or cash. The total Accrued ESOP contribution receivable is principally attributable to ESOP Share releases and will decrease as loan principal payments are made.

Shares allocated to a participant generally may not be distributed until the participant's termination, disability, retirement or death. Upon distribution, a participant may elect to receive either cash or two shares of UTC Common Stock for each ESOP Share valued at the higher of twice the market value of UTC's common stock or $65. A participant cannot elect to receive the distribution in ESOP Shares.

The ESOP Fund's investment in ESOP Preferred Stock at period end is as follows:

(Thousands of Dollars,    December 31, 1996       December 31, 1995
except  share amounts)
                        Allocated     Total    Allocated       Total

Number of Shares       6,530,685   13,274,579  6,023,794   13,407,056
Guaranteed Value       $ 424,495 $    862,848  $ 391,547 $    871,459
Market                 $ 865,316 $  1,758,882  $ 571,507 $  1,271,994

As discussed above, market is represented by the higher of the guaranteed value of $65 per share or twice the month end price of UTC's Common Stock. As such, the market value of the ESOP Preferred Stock was $132.5 and $94.875 at December 31, 1996 and 1995, respectively. Further, the Net Assets Available for Benefits in the ESOP Fund at December 31, 1996 and 1995 include unrealized appreciation of approximately $896.0 million and $400.5 million, of which $455.2 million and $220.6 million is on unallocated shares.

The ESOP Preferred Stock is redeemable, in whole or in part, at the option of UTC at a redemption price of $66.44 per share plus accrued and unpaid dividends. The redemption price decreases annually until it reaches $65. However, upon notice to the Trustee of UTC's intention to redeem, the Trustee can convert each preferred share into two shares of UTC Common Stock if more beneficial to participants.


NOTE 5 - ESOP DEBT

In 1990, the Master Trust with UTC as guarantor executed a Note and Guaranty Agreement and issued $660,000,000 of Series A, B, C and D notes (described below) representing the ESOP's permanent financing. The amounts outstanding under the Agreement, with interest rates and maturity dates, are as follows at December 31, 1996:

                    Principal     Rate of
Note Series         (000's)       Interest     Due
   A              $   108,700        7.24%      1997 -
                                               1999
   B                  286,600        7.68%      2000 -
                                               2008
   C                   17,300        7.68%      2008
   D                   32,700        7.68%      2009

                  $   445,300

Required payments on these Notes, in aggregate, for the next five plan years are $36.4 million in 1997, $36.3 million in 1998, $36.0 million in 1999, $35.5 million in 2000, and $35.0 million in 2001.


NOTE 6 - NOTE PAYABLE

The Note Payable is a promissory note to UTC issued in 1990, bearing interest at 10.5%, and due over the period 1997 to 2009. At December 31, 1996, $79,233,000 was outstanding. Required principal payments on the Note for the next five years are $4.6 million in 1997, $4.6 million in 1998, $4.8 million in 1999, $4.9 million in 2000 and $ 5.0 million in 2001.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to Form 5500:

                                                     December 31,
(Thousands of Dollars)                              1996        1995
Net assets available for benefits per the
  financial statements                        $5,390,208  $4,476,681
Amounts allocated to participant withdrawals     (38,084)    (24,765)
Net assets available for benefits per Form
  5500                                        $5,352,124  $4,451,916

                                                  Year Ended December
                                                  31, 1996

Benefits paid to participants per the
  financial statements                                      $ 207,938
Add: Amounts allocated to participant
  withdrawals at December 31, 1996                             38,084
Less: Amounts allocated to participant
  withdrawals at December 31, 1995                            (24,765)
Benefits paid to participants per Form
  5500                                                      $ 221,257




Amounts allocated to participant withdrawals are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


NOTE 9 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated September 23, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE 10 - SUBSEQUENT EVENTS

Effective January 1, 1997, Fidelity Institutional Retirement Services Company assumed the participant account recordkeeping responsibilities from Bankers Trust.

                              SIGNATURES


The Plan (or persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          UNITED TECHNOLOGIES CORPORATION
                          EMPLOYEE SAVINGS PLAN



Dated:  June 26, 1997     By:   /s/ Daniel P. O'Connell
                            Daniel P. O'Connell
                            Corporate Director, Employee Benefits and Human Resources Systems
                            United Technologies Corporation



                                                            Exhibit 23






                  CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-26627) of United Technologies Corporation of our report dated June 26, 1997 appearing in the United Technologies Corporation Employee Savings Plan's Annual Report on Form 11-K for the year ended December 31, 1996.



PRICE WATERHOUSE LLP
Hartford, Connecticut
June 26, 1997